Exhibit 99.1

eHi Car Services Announces Fourth Quarter and Full Year 2016 Results

Maintaining margin expansion and profitability

SHANGHAI, March 22, 2017 – eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rental and car services provider in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2016.

Mr. Ray Zhang, eHi’s Chairman and Chief Executive Officer, said, “2016 was a successful year for eHi both operationally and financially, as we increased our fleet size significantly and achieved robust topline growth, profitability and margin improvement. We also enhanced our partnerships with leading companies in the automobile industry, aimed at establishing an ecosystem from vehicle procurement to car services and used car sales. Looking ahead, we will continue to explore strategic cooperation and investment opportunities to enhance our operating synergies, and to capture the technology-driven demand in the car rental and sharing economy, while maintaining growth and profitability in our car rental and car services business. We are also looking forward to the close cooperation with our marketing partner NBA China and our renowned brand ambassador NBA All-Star Stephen Curry. Recently we were recognized by the China-NPS (China Net Promoter Score) as the most recommended car rental brand by Chinese customers, and we will continue our efforts to bring the best-in-class services as well as freer and healthier life styles to our Chinese customers.”

Mr. Colin Sung, eHi’s Chief Financial Officer, said, “We are pleased to finish a strong 2016 by delivering year-over-year net revenues growth of 34.1% and 45.4% in the fourth quarter and full year, respectively, while achieving net income of RMB13.7 million in the fourth quarter and RMB33.1 million in the full year of 2016. Benefiting from stringent cost control measures, we have also realized broad-based margin expansion, resulting in record-high full year gross profit margin of 28.1%, non-GAAP adjusted EBIT margin of 12.9% and non-GAAP adjusted EBITDA margin of 44.6%. With a healthy balance sheet, we also added additional vehicles in the fourth quarter to capture the growing travel demand during the 2017 Chinese New Year holidays. In 2017, our goal remains to improve profitability with an emphasis on margin expansion through increased operating efficiencies.”

Fourth Quarter 2016 Highlights

•	Net revenues increased by 34.1% year-over-year to RMB565.0 million (US$81.4 million1) for the fourth quarter of 2016, from RMB421.5 million for the fourth quarter of 2015.

	Three months ended December 31,		Year-Over-Year
(RMB '000)	2015	2016	Comparison
Car rentals	321,508	446,489	38.9%
Car services	99,963	118,552	18.6%
Total Net Revenues	421,471	565,041	34.1%

•	Gross profit[2] increased by 53.6% year-over-year to RMB156.7 million (US$22.6 million) for the fourth quarter of 2016, from RMB102.0 million for the fourth quarter of 2015. Gross profit margin[2] increased to 27.7% for the fourth quarter of 2016, from 24.2% for the fourth quarter of 2015.

1 The Company’s business is conducted in China and substantially all of its revenues are denominated in Renminbi (RMB). However, this earnings announcement contains translations of RMB amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9430 to US$1.00, the effective noon buying rate as of December 31, 2016 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2 Gross profit is defined as net revenues less cost of net revenues (vehicle operating expenses). Gross profit margin is defined as the percentage representing gross profit divided by net revenues.

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•	Net income was RMB13.7 million (US$2.0 million) for the fourth quarter of 2016, compared with a net loss of RMB12.3 million for the fourth quarter of 2015. Net income margin was 2.4% for the fourth quarter of 2016.

•	Non-GAAP adjusted EBIT[3] increased by 166.8% year-over-year to RMB76.7 million (US$11.1 million) for the fourth quarter of 2016, from RMB28.8 million for the fourth quarter of 2015. Non-GAAP adjusted EBIT margin[3] increased to 13.6% for the fourth quarter of 2016, from 6.8% for the fourth quarter of 2015.

•	Non-GAAP adjusted EBITDA[4] increased by 53.6% year-over-year to RMB256.0 million (US$36.9 million) for the fourth quarter of 2016, from RMB166.7 million for the fourth quarter of 2015. Non-GAAP adjusted EBITDA margin[4] increased to 45.3% for the fourth quarter of 2016, from 39.6% for the fourth quarter of 2015.

•	Total average available fleet size[5] increased by 32.4% year-over-year to 42,712 vehicles for the fourth quarter of 2016, from 32,255 vehicles for the fourth quarter of 2015. Total fleet RevPAC [6] increased to RMB144 for the fourth quarter of 2016, from RMB142 for the fourth quarter of 2015.

	Average Available Fleet Size			RevPAC (RMB)
	2015Q4	2016Q4	Year-Over-Year Comparison	2015Q4	2016Q4	Year-Over-Year Comparison
Car rentals	30,000	40,073	33.6%	116	121	4.3%
Car services	2,255	2,639	17.0%	482	488	1.2%
Total	32,255	42,712	32.4%	142	144	1.4%

•	Fleet utilization rate[7] for car rentals was 71.2% for the fourth quarter of 2016, compared with 70.4% for the fourth quarter of 2015.

•	As of December 31, 2016, total period-end fleet size[8] was 56,916 vehicles.

3 Non-GAAP adjusted EBIT is defined as net income before share-based compensation, interest expense, interest income, provision for income taxes, gains from waiver of warrants and gains from sale of cost method investment. For more information, refer to “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. Non-GAAP adjusted EBIT margin is defined as the percentage representing Non-GAAP adjusted EBIT divided by net revenues.

4 Non-GAAP adjusted EBITDA is defined as net income before depreciation and amortization, share-based compensation, interest expense, interest income, provision for income taxes, gains from waiver of warrants and gains from sale of cost method investment. For more information, refer to “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. Non-GAAP adjusted EBITDA margin is defined as the percentage representing Non-GAAP adjusted EBITDA divided by net revenues.

5 “Average available fleet size” is calculated by dividing the aggregate number of days in which the Company’s fleet was in operation during a given period by the total number of days during the same period. In determining the size of the Company’s fleet in operation, eHi includes all vehicles in its car rentals and/or car services fleets except for vehicles that have been written off in accordance with its accounting policy and vehicles that have not been consistently made available for rent and that it may consider to dispose of when appropriate opportunities arise.

6 “RevPAC” refers to average daily net revenue per available car, which is calculated by dividing the net revenues during a given period by the aggregate number of days in which the Company’s fleet was in operation during the same period.

7 “Fleet utilization rate” refers to the aggregate transaction days for the Company’s car rental fleet during a given period divided by the aggregate days the car rental fleet was in operation during the same period.

8 “Period-end fleet size” refers to the aggregate number of vehicles in the Company’s car rentals and car services fleets as of the last day of a given period which the Company holds legal title to and reflects in its balance sheet, including vehicles that are currently missing but have not been written off in accordance with its accounting policy. The period-end fleet size as of December 31, 2016 excluded 162 vehicles which the Company had written off from its balance sheet in accordance with its accounting policy.

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Full Year 2016 Highlights

•	Net revenues increased by 45.4% to RMB2,108.9 million (US$303.8 million1) for the full year of 2016, from RMB1,450.6 million for the full year of 2015.

	Year ended December 31,		Year-Over-Year
(RMB '000)	2015	2016	Comparison
Car rentals	1,100,579	1,663,546	51.2%
Car services	350,051	445,398	27.2%
Total Net Revenues	1,450,630	2,108,944	45.4%

•	Gross profit[2] increased by 89.9% year-over-year to RMB593.7 million (US$85.5 million) for the full year of 2016, from RMB312.7 million for the full year of 2015. Gross profit margin[2] increased to 28.1% for the full year of 2016, from 21.6% for the full year of 2015.

•	Net income for the full year of 2016 was RMB33.1 million (US$4.8 million), compared with RMB696.3 million for the full year of 2015 (including a net gain of RMB736.8 million related to sales of investment assets after transaction costs and tax provision). Net income margin was 1.6% for the full year of 2016.

•	Non-GAAP adjusted EBIT[3] increased by 175.1% year-over-year to RMB272.3 million (US$39.2 million) for the full year of 2016, from RMB99.0 million for the full year of 2015. Non-GAAP adjusted EBIT margin[3] increased to 12.9% for the full year of 2016, from 6.8% for the full year of 2015.

•	Non-GAAP adjusted EBITDA[4] increased by 63.9% to RMB940.4 million (US$135.4 million) for the full year of 2016, from RMB573.7 million for the full year of 2015. Non-GAAP adjusted EBITDA margin[4] was 44.6% for the full year of 2016, compared with 39.5% for the full year of 2015.

•	Total average available fleet size[5] increased by 47.2% to 38,944 vehicles for the full year of 2016, from 26,460 vehicles for the full year of 2015. Total fleet RevPAC[6] decreased to RMB148 for the full year of 2016, from RMB150 for the full year of 2015.

	Average Available Fleet Size			RevPAC (RMB)
	2015	2016	Year-Over-Year Comparison	2015	2016	Year-Over-Year Comparison
Car rentals	24,573	36,455	48.4%	123	125	1.6%
Car services	1,887	2,489	31.9%	508	490	(3.5%)
Total	26,460	38,944	47.2%	150	148	(1.3%)

•	Fleet utilization rate[7] for car rentals was 72.4% for the full year of 2016, compared with 71.4% for the full year of 2015.

Fourth Quarter 2016 Financial Results

Net revenues for the fourth quarter of 2016 were RMB565.0 million (US$81.4 million), up 34.1% year-over-year, attributable to increased net revenues from both car rentals and car services.

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Net revenues from car rentals for the fourth quarter of 2016 were RMB446.5 million (US$64.3 million), up 38.9% year-over-year, primarily driven by the growing average available fleet size for car rentals in response to customer demand.

Net revenues from car services for the fourth quarter of 2016 were RMB118.6 million (US$17.1 million), up 18.6% year-over-year, primarily driven by increased demand from existing and new customers for car services.

Cost of revenues (vehicle operating expenses) for the fourth quarter of 2016 was RMB408.3 million (US$58.8 million), up 27.8% year-over-year, primarily driven by increased depreciation and labor costs.

In the fourth quarter of 2016, 1,823 used vehicles were disposed of, and 1,871 used vehicles were under sales contracts pending title transfer. The Company recognized a disposal gain of RMB2.8 million (US$0.4 million) in aggregate for these 3,694 vehicles9. In addition, a disposal gain of RMB1.4 million (US$0.2 million) was recognized in the fourth quarter of 2016 as a result of the completion of title transfer during such period. These disposal gains were both recognized as adjustments to the vehicle-related depreciation expense as part of the cost of revenues.

Gross profit for the fourth quarter of 2016 was RMB156.7 million (US$22.6 million), up 53.6% year-over-year. Gross profit margin for the fourth quarter of 2016 was 27.7%, compared with 24.2% for the fourth quarter of 2015. Gross profit margin improvement was primarily due to a percentage decrease of labor costs in terms of net revenues, which was benefited from economies of scale and improved operating efficiency.

Selling and marketing expenses for the fourth quarter of 2016 were RMB19.5 million (US$2.8 million), decreased by 22.7% year-over-year, as the Company focused more on the planning of the 2017 branding and marketing activities in the fourth quarter of 2016.

General and administrative expenses for the fourth quarter of 2016 were RMB72.6 million (US$10.5 million), up 29.1% year-over-year, primarily due to increased employee-related costs including salaries and welfare expenses as a result of increased headcount, as well as increased foreign exchange loss in the fourth quarter of 2016 caused by the utilization of the US dollar denominated debts.

Profit from operations for the fourth quarter of 2016 was RMB71.5 million (US$10.3 million), up 204.2% year-over-year.

Interest expense for the fourth quarter of 2016 was RMB56.7 million (US$8.2 million), up 54.2% year-over-year, primarily attributable to the interest expense associated with the Company’s US$200 million senior unsecured notes.

Net income for the fourth quarter of 2016 was RMB13.7 million (US$2.0 million), compared with a net loss of RMB12.3 million for the fourth quarter of 2015. Net income margin for the fourth quarter of 2016 was 2.4%.

Basic and diluted earnings per ADS for the fourth quarter of 2016 were RMB0.20 (US$0.03) each, compared with basic and diluted loss per ADS of RMB0.18 each for the fourth quarter of 2015.

9 The gain of RMB2.8 million is a net amount of (i) the disposal gain and loss of the 1,823 used vehicles which were disposed of, and (ii) the disposal loss of the 1,871 used vehicles which were under sales contracts pending title transfer. If there is any disposal gain for the vehicles pending title transfer, such a gain will be recognized in the next period when the title transfer has been completed.

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Non-GAAP adjusted EBIT for the fourth quarter of 2016 was RMB76.7 million (US$11.1 million), up 166.8% year-over-year. Non-GAAP adjusted EBIT margin for the fourth quarter of 2016 was 13.6%, compared with 6.8% for the fourth quarter of 2015.

Non-GAAP adjusted EBITDA for the fourth quarter of 2016 was RMB256.0 million (US$36.9 million), up 53.6% year-over-year. Non-GAAP adjusted EBITDA margin for the fourth quarter of 2016 was 45.3%, compared with 39.6% for the fourth quarter of 2015.

Full Year 2016 Financial Results

Net revenues for the full year of 2016 were RMB2,108.9 million (US$303.8 million), up 45.4% compared with the full year of 2015, attributable to increases in net revenues from both car rentals and car services.

Revenues from car rentals for the full year of 2016 were RMB1,663.5 million (US$239.6 million), up 51.2% compared with the full year of 2015, primarily driven by the growing average available fleet size for car rentals in response to customer demand.

Revenues from car services for the full year of 2016 were RMB445.4 million (US$64.2 million), up 27.2% compared with the full year of 2015, primarily driven by increased demand from existing and new customers for car services.

Cost of revenues (vehicle operating expenses) for the full year of 2016 were RMB1,515.3 million (US$218.2 million), up 33.2% compared with the full year of 2015, primarily due to increased depreciation and labor costs.

In 2016, 4,775 used vehicles were disposed of, and 1,890 used vehicles were under sales contracts pending title transfer. The Company recorded a disposal gain of RMB1.8 million (US$0.3 million) in aggregate for these 6,665 vehicles10. The gain was recognized as an adjustment to the vehicle related depreciation expense as part of the cost of revenues.

Gross profit for the full year of 2016 was RMB593.7 million (US$85.5 million), up 89.9% year-over-year. Gross profit margin for the full year of 2016 was 28.1%, compared with 21.6% for the full year of 2015. Gross profit margin improvement was due to certain cost controls primarily in vehicle insurance, and to a lesser extent, in vehicle repair and maintenance, which were benefited from enhanced economies of scale and operating efficiency.

Selling and marketing expenses for the full year of 2016 were RMB97.2 million (US$14.0 million), up 49.4% compared with the full year of 2015, primarily due to increased sales and promotion activities in 2016.

General and administrative expenses for the full year of 2016 were RMB251.9 million (US$36.3 million), up 37.3% compared with the full year of 2015, primarily due to increases in employee-related costs such as salaries and welfare expenses as a result of increased headcount, as well as a foreign exchange loss in 2016 compared with a foreign exchange gain in 2015.

Profit from operations for the full year of 2016 was RMB254.8 million (US$36.7 million), up 240.7% compared with the full year of 2015.

10 The gain of RMB1.8 million is a net amount of (i) the disposal gain and loss of the 4,775 used vehicles which were disposed of, and (ii) the disposal loss of the 1,890 used vehicles which were under sales contracts pending title transfer. If there is any disposal gain for the vehicles pending title transfer, such a gain will be recognized in the next period when the title transfer has been completed.

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Interest expense for the full year of 2016 was RMB225.0 million (US$32.4 million), up 81.8% compared with the full year of 2015, primarily attributable to the interest expense associated with the Company’s US$200 million senior unsecured notes.

Net income for the full year of 2016 was RMB33.1 million (US$4.8 million), compared with RMB696.3 million for the full year of 2015 (including a net gain of RMB736.8 million related to sales of investment assets after transaction costs and tax provision). Net income margin for the full year of 2016 was 1.6%.

Basic and diluted earnings per ADS for the full year of 2016 were RMB0.48 (US$0.07) each, compared with basic and diluted earnings per ADS of RMB10.99 and RMB10.85, respectively, for the full year of 2015.

Non-GAAP adjusted EBIT for the full year of 2016 was RMB272.3 million (US$39.2 million), up 175.1% compared with the full year of 2015. Non-GAAP adjusted EBIT margin for the full year of 2016 was 12.9%, compared with 6.8% for the full year of 2015.

Non-GAAP adjusted EBITDA for the full year of 2016 was RMB940.4 million (US$135.4 million), up 63.9% compared with the full year of 2015. Non-GAAP adjusted

EBITDA margin for the full year of 2016 was 44.6%, compared with 39.5% for the full year of 2015.

As of December 31, 2016, the Company’s cash, cash equivalents and restricted cash balance was RMB786.6 million (US$113.3 million).

Recent Developments

On December 13, 2016, the Company announced a multiyear marketing partnership that will make eHi the Official Marketing Partner and Car Rental Services Partner of the NBA in China. The new partnership marked NBA China’s first relationship in the car rental and chauffeured car services category and eHi’s first association with a professional sports league. Throughout the years, eHi will have the opportunity to promote its car rental services to NBA fans across the country along with being integrated into NBA China's marquee events. Concurrently, the Company also announced that two-time NBA MVP and three-time NBA All-Star Stephen Curry will serve as the Company’s new brand ambassador.

On February 16, 2017, the Company entered into a strategic partnership with China Yongda Automobiles Services Holdings Limited (03669.HK, “Yongda Auto”), a leading passenger vehicle retailer and comprehensive services provider in China. The strategic partnership will enable comprehensive collaboration between eHi and Yongda Auto in multiple areas and formats, including vehicle procurement, used car sales, automobile financing, customer services and network expansion. In particular, eHi and Yongda Auto will explore various channels for used car sales, repurchase programs and outlet marketing, as well as establishing an ecosystem from vehicle procurement, to car services, to used car sales.

Outlook

The Company estimates that net revenues for the first quarter of 2017 will range from RMB600 million to RMB615 million, and for full year of 2017 will range from RMB2.9 billion to RMB3.0 billion. This outlook reflects the Company’s current and preliminary view, which is subject to change.

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Conference Call Information

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on March 22, 2017 (8:00 AM Beijing/Hong Kong time on March 23, 2017).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the “eHi Car Services call.”

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of eHi’s website at http://ir.ehi.com.cn.

A replay of the conference call will be accessible by phone at the following numbers until March 29, 2017:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10103299

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is one of the leading car rental and car services providers in China. The Company’s mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China’s fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn.

About Non-GAAP Financial Measures

To supplement its unaudited condensed consolidated financial statements which are presented in accordance with U.S. GAAP, the Company uses adjusted EBIT and adjusted EBITDA as non-GAAP financial measures. Adjusted EBIT represents net income or loss before share-based compensation, interest expense, interest income, provision for income taxes, gains from waiver of warrants and gains from sale of cost method investment. Adjusted EBITDA represents net income or loss before depreciation and amortization, share-based compensation, interest expense, interest income, provision for income taxes, gains from waiver of warrants and gains from sale of cost method investment. The Company’s management believes that adjusted EBIT and adjusted EBITDA facilitate a better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods. For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

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Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using these Non-GAAP financial measures excludes depreciation and amortization, share-based compensation, interest expense, interest income and provision for income taxes, as applicable, that have been and will continue to be significant recurring portions of the Company’s business for the foreseeable future.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. eHi may also make written or oral forward-looking statements in its reports filed with or furnished to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about eHi’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: eHi’s goals and strategies; its future business development, financial condition and results of operations; its ability to achieve and sustain profitability; its heavy reliance on its proprietary technology platform; its ability to compete successfully against current and future competitors; the expected growth of China’s car rentals and car services market; its ability to sustain its growth rates and manage its expansion plan; its ability to dispose used vehicles at desirable prices or timing or through appropriate channels; its ability to raise sufficient capital to fund and expand its operations at a reasonable cost; various government policies on automobile control and purchase restrictions in certain Chinese cities; its ability to enhance its brand recognition and maintain a high level of customer satisfaction; its ability to control the losses resulting from customer violation of traffic rules; and its ability to obtain all of the requisite permits, licenses or making all of the requisite filings or registrations or meeting other regulatory requirements for operating car rentals and car services business in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and eHi does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8742

E-mail: ir@ehic.com.cn

The Piacente Group, Inc.

Ms. Brandi Piacente

Tel: +1-212-481-2050

E-mail: ehi@tpg-ir.com

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eHi Car Services Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited

ASSETS

Current assets:
Cash and cash equivalents	2,610,088,382	529,518,517	76,266,530
Restricted cash	206,944,000	257,059,302	37,024,241
Accounts receivable, net	185,418,831	214,767,818	30,933,000
Prepayments and other current assets	379,344,970	727,787,345	104,823,181
Short term loans receivable	-	50,000,000	7,201,498
Assets held for sale	45,467,038	160,732,289	23,150,264
Deferred tax assets, current	-	1,839,973	265,011
Total current assets	3,427,263,221	1,941,705,244	279,663,725

Property and equipment, net	4,096,617,720	5,723,569,175	824,365,429
Intangible assets	45,367,164	64,101,470	9,232,532
Vehicle purchase deposits	216,727,900	420,922,908	60,625,509
Deferred tax assets, non-current	-	649,675	93,573
Other non-current assets	14,943,879	10,010,628	1,441,831
Total assets	7,800,919,884	8,160,959,100	1,175,422,599

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	785,898,613	179,877,847	25,907,799
Accrued expenses and other current liabilities	203,742,878	284,574,997	40,987,327
Income tax payable	89,220,792	5,436,989	783,089
Short-term debt	803,131,683	926,219,333	133,403,332
Total current liabilities	1,881,993,966	1,396,109,166	201,081,547

Long-term debt	1,969,452,640	2,767,822,989	398,649,429
Deferred tax liabilities, non-current	-	1,061,542	152,894
Other non-current liabilities	1,400,000	4,835,862	696,508
Total liabilities	3,852,846,606	4,169,829,559	600,580,378

Shareholders’ equity:
Common shares	867,001	878,463	126,525
Additional paid-in capital	4,433,439,156	4,474,702,198	644,491,171
Accumulated other comprehensive income	74,554,822	43,201,464	6,222,305
Accumulated deficits	(560,787,701)	(527,652,584)	(75,997,780)
Total shareholders’ equity	3,948,073,278	3,991,129,541	574,842,221
Total liabilities and shareholders’ equity	7,800,919,884	8,160,959,100	1,175,422,599

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eHi Car Services Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2015	2016	2016	2015	2016	2016
	RMB	RMB	USD	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net revenues:
Car rentals	321,507,816	446,488,625	64,307,738	1,100,578,473	1,663,546,502	239,600,533
Car services	99,963,434	118,552,601	17,075,126	350,051,279	445,397,923	64,150,644
Total net revenues	421,471,250	565,041,226	81,382,864	1,450,629,752	2,108,944,425	303,751,177

Cost of revenues	(319,421,553)	(408,314,730)	(58,809,554)	(1,137,978,490)	(1,515,281,510)	(218,245,933)
Gross profit	102,049,697	156,726,496	22,573,310	312,651,262	593,662,915	85,505,244

Selling and marketing expenses	(25,204,922)	(19,487,220)	(2,806,743)	(65,058,917)	(97,187,525)	(13,997,915)
General and administrative expenses	(56,227,900)	(72,611,361)	(10,458,211)	(183,548,522)	(251,938,077)	(36,286,631)
Other operating income	2,901,849	6,919,767	996,654	10,763,962	10,310,089	1,484,962
Total operating expenses	(78,530,973)	(85,178,814)	(12,268,300)	(237,843,477)	(338,815,513)	(48,799,584)
Profit from operations	23,518,724	71,547,682	10,305,010	74,807,785	254,847,402	36,705,660

Interest income	808,671	1,939,744	279,381	2,652,636	8,413,945	1,211,860
Interest expense	(36,782,903)	(56,708,992)	(8,167,794)	(123,768,564)	(224,959,389)	(32,400,891)
Gains from waiver of warrants	-	-	-	16,869,935	-	-
Gains from sale of cost method investment	-	-	-	803,059,728	-	-
Other income / (expense), net	925,067	(28,491)	(4,104)	10,205,275	1,444,129	207,998
Income / (loss) before income taxes	(11,530,441)	16,749,943	2,412,493	783,826,795	39,746,087	5,724,627
Provision for income taxes	(815,475)	(3,005,010)	(432,811)	(87,487,990)	(6,610,971)	(952,178)
Net income / (loss)	(12,345,916)	13,744,933	1,979,682	696,338,805	33,135,116	4,772,449

Net income / (loss) attributable to common shareholders	(12,345,916)	13,744,933	1,979,682	696,338,805	33,135,116	4,772,449
Changes in cumulative foreign currency translation adjustment, net of tax of nil	19,987,770	(46,510,931)	(6,698,967)	73,410,193	(31,353,358)	(4,515,823)
Comprehensive income / (loss)	7,641,854	(32,765,998)	(4,719,285)	769,748,998	1,781,758	256,626

Weighted average number of common shares used in computing net income / (loss) per share
Basic	136,817,619	138,631,287	138,631,287	126,758,363	137,621,702	137,621,702
Diluted	136,817,619	139,362,927	139,362,927	128,403,877	138,552,031	138,552,031

Net income / (loss) per share attributable to common shareholders
Basic	(0.09)	0.10	0.01	5.49	0.24	0.03
Diluted	(0.09)	0.10	0.01	5.42	0.24	0.03

Earnings / (loss) per ADS*
Basic	(0.18)	0.20	0.03	10.99	0.48	0.07
Diluted	(0.18)	0.20	0.03	10.85	0.48	0.07

* Each ADS represents two Class A common shares

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eHi Car Services Limited

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2015	2016	2016	2015	2016	2016
	RMB	RMB	USD	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net Income / (loss)	(12,345,916)	13,744,933	1,979,682	696,338,805	33,135,116	4,772,449
Add / (subtract):
Share-based compensation	4,318,091	5,219,714	751,795	13,983,246	16,040,947	2,310,377
Interest income	(808,671)	(1,939,744)	(279,381)	(2,652,636)	(8,413,945)	(1,211,860)
Interest expense	36,782,903	56,708,992	8,167,794	123,768,564	224,959,389	32,400,891
Provision for income taxes	815,475	3,005,010	432,811	87,487,990	6,610,971	952,178
Gains from waiver of warrants	-	-	-	(16,869,935)	-	-
Gains from sale of cost method investment	-	-	-	(803,059,728)	-	-
Adjusted EBIT	28,761,882	76,738,905	11,052,701	98,996,306	272,332,478	39,224,035
Depreciation and amortization	137,959,429	179,307,332	25,825,628	474,721,487	668,018,252	96,214,641
Adjusted EBITDA	166,721,311	256,046,237	36,878,329	573,717,793	940,350,730	135,438,676

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